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SECU

19010585

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69779

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2018 (MM/DD/YY) AND ENDING 03/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: New Harbor Venture Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

215 Morris Avenue, Second Floor, Suite 7
(No. and Street)

Spring Lake,	NJ	07762
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Bosland (732) 359-7109
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Ave., Suite 165	Northridge,	CA	91324
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAY 29 2019
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Bosland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of New Harbor Venture Partners, LLC, as of March 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Managing Director

Title

Sean M Joaquim
Notary Public
New Jersey
My Commission Expires 12-10-2023
No. 50095115

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of ______________________

County of ____________________

Subscribed and sworn to (or affirmed) before me on this ____ day of _____________,

______ by

___________________________ proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public ______________________

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owner of New Harbor Venture Partners LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of New Harbor Venture Partners LLC (the "Company") as of March 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of March 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
May 24, 2019

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

New Harbor Venture Partners LLC
Statement of Financial Condition
March 31, 2019

Assets

Cash	$	226,754
Accounts receivable		15,000
Prepaid expenses		1,790
Property and equipment, net		6,498
Right-of-use asset		18,000
Total assets	$	268,042

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	8,248
Lease liability		18,000
Total liabilities		26,248

Commitments and contingencies

Member's Equity

Member's equity		241,794
Total member's equity		241,794
Total liabilities and member's equity	$	268,042

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies of New Harbor Venture Partners LLC (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity.

Nature of operations

The Company was organized on February 24, 2016 in the state of New Jersey as a limited liability company. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company was approved by FINRA on November 29, 2016. Its principal business activity is to provide private placement of securities for companies.

Method of accounting

The books for accounting reflect transactions on the accrual method of accounting.

Accounts receivable

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial as of March 31, 2019.

Property and equipment

Property and equipment are stated at cost and the Company uses the straight-line method for calculating depreciation expense. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Income taxes

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for federal income taxes is included in these financial statements.

Note 1 - Summary of Significant Accounting Policies - Continued

The Company has adopted FASB ASC 740-10, "Accounting for Uncertainty in Income Taxes." The standard prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and disclosures required. Under this standard, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The Company has determined that there are no material uncertain tax positions that require recognition or disclosure in the financial statements. The Company is generally subject to potential examination by taxing jurisdictions for the prior three years.

Revenue recognition

Private Placements

The Company earns placement fees in non-underwritten transactions, such as private placements of debt securities and equity securities,. The Company records placement revenues at the point in time when the services for the transactions are completed under the terms of each assignment or engagement contract, and collectability is probable. Retainer fees are nonrefundable and recognized when earned.

Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

Advertising costs are expensed as incurred.

Note 2 - Accounts Receivable

As of March 31, 2019, the Company has outstanding accounts receivable of $15,000, due from customers.

Note 3 - Property and Equipment

Property and equipment consists of the following:

			Useful Life
Furniture and fixtures	$	5,677	3 years
Leasehold improvements		2,874	15 years
Total property and equipment		8,551	
Less: accumulated depreciation		2,053	
Total property and equipment, net	$	6,498	

Note 4 - Office Space

The Company leases office space in New Jersey. Rather than signing a formal lease agreement, the lease is based on a month-to-month agreement, in which the Company has the right to terminate this lease at any time, as does the landlord. The Company has an informal sub-leasing agreement under which it leases out a small space for $500 per month which began in January 2019. This rental income amount is shown under Other income on the Statement of Income.

The Company also has an informal lease for a small office space in which they prepaid $550 per month for six months. As of March 31, 2019, there is still two month remaining and $1,100 is shown as a prepaid expense on the Statement of Financial Condition.

Note 5 - Commitments and Contingencies

Commitments

The Company had no commitments and had not been named as a defendant in any lawsuit as of March 31, 2019, or during the period then ended.

Note 6 - Subsequent Events

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 7 - Recently Issued Accounting Standards

Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, also referred to as Accounting Standards Codification Topic 606 ("ASC Topic 606"), supersedes nearly all existing revenue recognition guidance under GAAP. ASC Topic 606 requires a principle-based approach for determining revenue recognition. The core principle is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC Topic 606 is effective for the Company as of its year ended March 31, 2019. ASC Topic 606 had no material impact on the Company's financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting. ASU 2016-02 requires lessees to recognize leases with terms longer than 12 months on their balance sheets. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged.

ASU 2016-02 is effective for the Company as of its year ending March 31, 2020. Accordingly, the Company has recorded a Right-of-use asset and Lease Liability of $18,000 each as of March 31, 2019 relating to its office space lease, which is the lease cost through March 31, 2020. As reported in Note 4, this lease is based on a month-to-month agreement. The amount recorded as of March 31, 2019, represents the period that the Company is reasonably certain of based on its plans and informal understanding with the lessor.

Note 8 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on March 31, 2019, the Company had net capital of $218,506 which was $213,506 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($8,248) to net capital was 0.04 to 1, which is less than the 15 to 1 maximum allowed.

Note 9 - Reconciliation of Audited Net Capital to Unaudited FOCUS Report

There is a difference of $16,790 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS Report part IIA of Form X-17A-5 dated March 31, 2019.

Net capital per unaudited FOCUS Report		$ 235,296
Adjustments:		
Non-allowable assets	$ (16,790)	
		(16,790)
Net capital per audited Schedule I		$ 218,506